UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                    Barrister Information Systems Corporation
                                (Name of Issuer)

                            Common Stock and Warrants
                         (Title of Class of Securities)

                                   06859 20 0
                                 (CUSIP Number)

                      Tarragon Investment Holdings Limited
                                  P.O. Box 336
                                   Anson Court
                                    Les Camps
                          St. Martins, Guernsey GY1 3UQ
                                44(0) 1481.34200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 29, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 6 pages


                                  SCHEDULE 13D


CUSIP No.  06859 20 0

1. NAME OF REPORTING PERSON Tarragon Investment Holdings Limited S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           N/A
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [_]
                                                        (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

             WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                         7.   SOLE VOTING POWER
         NUMBER OF
          SHARES                   3,500,000
       BENEFICIALLY      8.   SHARED VOTING POWER
         OWNED BY
          EACH                     0
        REPORTING        9.   SOLE DISPOSITIVE POWER
         PERSON
          WITH                     3,500,000
                         10.  SHARED DISPOSITIVE POWER
                                   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   3,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                            [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   36.1%

14.  TYPE OF REPORTING PERSON*

                              CO

                                        *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                               Page 3 of 6 pages

Item 1. Security and Issuer


     The securities to which this Schedule 13D relates are the shares of common stock, par value $.24 per share (the "Common Stock"), of Barrister Information Systems Corporation (the "Issuer"). The address of the Issuer's principal executive offices is 465 Main Street, Buffalo, New York 14203.

Item 2. Identity and Background

     The person (the "Reporting Person") filing this statement is Tarragon Investment Holdings Limited, a limited liability company incorporated under the territory of the British Virgin Islands. The principal executive offices of the Reporting Person is located at P.O. Box 336, Anson Court, Les Camps, St. Martins, Guernsey GY1 3UQ.

     The Reporting Person is controlled by two persons, Charles Vincent and Ashley Levett. The names, addresses and principal occupations of the directors, executive officers and control persons of the Reporting Person, all of whom are British citizens, are as follows:


Name and Business Address                  Position and Principal Occupation
-------------------------                  ---------------------------------
Leonard Finan                              Director; Retired
La Ville Roussel de Bas
Sark
Channel Islands

Joan Elizabeth Finan                       Director; Retired
La Ville Roussel de Bas
Sark
Channel Islands

Richard George Rowe                        Director; Managing Director of The
Anson Court                                Mercator Trust Company Limited
Les Camps
St. Martins
Guernsey GY1 3UQ

Mercator Secretaries Limited               Secretary
Anson Court
Les Camps
St. Martins
Guernsey GY1 3UQ


Charles Vincent                            Control Person; Retired

Ashley Levett                              Control Person; Retired

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                                                               Page 4 of 6 pages

During the last five years, none of the persons listed above or the Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Working capital.

Item 4. Purpose of the Transaction

     The acquisition of Common Stock and Warrants (as defined below) was made by the Reporting Person for investment purposes.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Person beneficially owns 3,500,000 shares of Common Stock, consisting of 2,000,000 shares of Common Stock currently issued and 1,500,000 shares underlying warrants to purchase Common Stock (the "Warrants") held by the Reporting Person. Such shares constitute 36.1% of the Common Stock outstanding assuming all of the Warrants are exercised. Of the Warrants, 750,000 are exercisable at $1.75 per share and 750,000 are exercisable at $2.25 per share.

     No additional shares are beneficially owned by any other person named in
Item 2.

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock.

     (c) None.

     (d) Record ownership of the Warrants (which, together with the 2,000,000 shares of Common Stock referred to above, were purchased by Brebar Investments, Ltd. ("Brebar") on behalf of the Reporting Person in March 1996) and are expected to be transferred by Brebar to the Reporting Person shortly.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     According to the Issuer's 1997 proxy statement, the Issuer's Board of Directors voted, at the request of Brebar's representative, that, for so long as Brebar holds 10% or more of the Issuer's Common Stock, the Issuer will not


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                                                               Page 5 of 6 pages

enter into a merger, acquisition or sale of all or substantially all the assets of the Issuer, unless: (i) Brebar agrees to the merger, acquisition or sale of all or substantially all the assets; or (ii) the Issuer obtains shareholder approval for the merger, acquisition or sale of all or substantially all the assets of the Issuer by shareholder vote and approval by two-thirds of all outstanding shares entitled to vote thereon. The Reporting Person understands that such policy shall inure to the Reporting Person's benefit. To the best knowledge of the Reporting Person, except as described in this Report, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Warrant Agreement (relating to the $1.75 Warrants) dated as of March 29, 1996 by and between the Issuer and American Stock Transfer and Trust Company as Warrant Agent (Incorporated by reference to Exhibit
          4.1 to the Issuer's Form S-3 Registration Statement filed on May 13, 1996 (the "Form S-3")).

Exhibit 2 Warrant Agreement (relating to the $2.25 Warrants) dated as of March 29, 1996 by and between the Issuer and American Stock Transfer and Trust Company as Warrant Agent (Incorporated by reference to Exhibit
          4.2 to the Form S-3.)


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                                                               Page 6 of 6 pages


Signature


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date: November 21, 1997

                                           TARRAGON INVESTMENT HOLDINGS LIMITED


                                           By: /s/ Richard Rowe
                                               ---------------------------------
                                           Name:  Richard George Rowe
                                           Title: Director